File No. 333-33223
                                                Filed pursuant to Rule 424(b)(3)


                             Prospectus Supplement
                    (to Prospectus dated December 11, 1997)
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 8-K


                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



         Date of report (Date of earliest event reported): March 6, 1998


                           NEBCO EVANS HOLDING COMPANY
               (Exact Name of Registrant as Specified in Charter)


         Delaware                                            06-1444203
     (State or Other        (Commission File Number)        (IRS Employer
     Jurisdiction of                                     Identification No.)
      Incorporation)


                               545 Steamboat Road
                          Greenwich, Connecticut 06830
                    (Address of Principal Executive Offices)


                                 (203) 661-2500
              (Registrant's telephone number, including area code)






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           The date of this Prospectus Supplement is March 16, 1998.

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ITEM 5. OTHER EVENTS.

            On March 6, 1998, Nebco Evans Holding Company ("NEHC" or the "Registrant") consummated the offering (the "Offering") of $250 million of its 11 1/4% Senior Redeemable Exchangeable Preferred Stock due 2009 (the "Preferred Stock") in exempt transactions under Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Act"). Approximately $148 million of the net proceeds of the Offering was used by NEHC to finance the repurchase costs of certain classes of its outstanding preferred stock. NEHC expects to use the remaining net proceeds for general corporate purposes, including contributions to the capital of AmeriServe Food Distribution, Inc. ("AmeriServe"), a Delaware corporation and wholly-owned subsidiary of NEHC. Dividends on the Preferred Stock are cumulative at 11 1/4% per annum, payable quarterly in either cash or additional shares of Preferred Stock, at NEHC's option. The Preferred Stock is redeemable, at NEHC's option, any time after March 1, 2003 and is exchangeable, also at NEHC's option, into 11 1/4% Subordinated Exchange Debentures due 2008, in each case, subject to certain terms and conditions.

            The Offering was not registered under the Securities Act and the Preferred Stock may not be offered or sold within the United States or to U.S. Persons (as defined in the Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Act.

            As reported in the Registrant's Current Report on Form 8-K, dated January 29, 1998, AmeriServe has entered into a merger agreement to acquire (the "ProSource Merger") ProSource, Inc. ("ProSource"). According to ProSource's Annual Report on Form 10-K for the fiscal year ended December 27, 1997 (the "ProSource 10-K"), fourth quarter results are lower than for the fourth quarter of 1996. Net sales decreased to $967.5 million for the quarter ended December 27, 1997 from $1,057.4 for the quarter ended December 28, 1996. Net loss for the quarter ended December 27, 1997 was $8.4 million as compared to a loss of $7.8 million for the quarter ended December 28, 1996. Based on information filed with the Securities and Exchange Commission (the "Commission"), including information in the ProSource 10-K, the Registrant believes that EBITDA (excluding non-recurring gains and losses) for ProSource decreased to $2.0 million for the quarter ended December 27, 1997 from $9.1 million for the quarter ended December 28, 1996. The Registrant believes this deterioration is due to a number of factors, including the termination of ProSource's distribution contract with Arby's, increased operating expenses and certain expenses incurred in connection with the start-up of new distribution centers. The Registrant believes that AmeriServe will realize substantial cost savings as a result of the ProSource Merger, including significant opportunities to consolidate AmeriServe's administrative functions and distribution network. However, no assurance can be given that AmeriServe will recognize any such cost savings. The ProSource Merger is subject to certain customary conditions (not including stockholder approval or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, both of which are assured or have been obtained).

            ProSource is currently subject to the periodic reporting and disclosure requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith


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files periodic reports and other information with the Commission. The information provided above should be read in conjunction with the public filings of ProSource, including the ProSource 10-K.


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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    NEBCO EVANS HOLDING COMPANY



                                       By:  /s/ A. Petter Ostberg
                                       Name:    A. Petter 0stberg
                                       Title:   Vice President


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